BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States of America

CMB International Capital Limited

45/F, Champion Tower

3 Garden Road

Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

June 5, 2023

Ms. Pearlyne Paulemon

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atour Lifestyle Holdings Limited (CIK No. 0001853717) (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-272434)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time, on June 7, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that as of the time of this filing, the prospective underwriters have not yet made any distribution of the preliminary prospectus of the Company dated June 5, 2023. Nevertheless, there will be a distribution to underwriters, dealers, institutional investors and others, who are reasonably anticipated to participate in the distribution of the securities, of as many copies of the preliminary prospectus dated June 5, 2023 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

BOFA SECURITIES, INC.

By:	/s/ Shelton Tsui
Name: Shelton Tsui
Title: Director

CMB INTERNATIONAL CAPITAL LIMITED

By:	/s/ Laura Yang
Name: Laura Yang
Title: Executive Director

By:	/s/ Alice Wang
Name: Alice Wang
Title: Vice President

[Underwriters Acceleration Request]